MFRI, Inc.											Exhibit B
Response to February 13, 2006 SEC Comment Letter

Operating Unit Data requested - $thousands

								Industrial	Industrial
	Midwesco	TDC	Nordic					Process	Process
	Filter	Filter	Air	Filtration	Piping	Thermal	Boe-	Cooling	Cooling	Combined		MFRI
	Resources	Mfg.	Filtration	Products	Systems	Care	Therm	Equipment	Equipment	Operating		Consoli-
	Inc.	Inc.	A/S	Total	Business	Inc.	A/S	Eliminations	Total	Segments	Corporate	dated
2004
Sales	33,617	15,989	12,134	61,740	54,053	25,014	4,694	(405)	29,303	145,096		145,096
Gross profit	5,486	4,039	2,795	12,320	10,284	7,381	1,143		8,524	31,128		31,128
Gross profit %	16.3%	25.3%	23.0%	20.0%	19.0%	29.5%	24.4%		29.1%			21.5%
Operating profit	628	1,448	1,463	3,539	5,405	1,251	319		1,570	10,514	(5,337)	5,177
Operating profit %	1.9%	9.1%	12.1%	5.7%	10.0%	5.0%	6.8%		5.4%			3.6%

2003
Sales	31,557	13,802	9,513	54,872	40,523	22,075	3,692	(273)	25,494	120,889		120,889
Gross profit	4,401	3,487	1,894	9,782	7,516	6,306	994		7,300	24,598		24,598
Gross profit %	13.9%	25.3%	19.9%	17.8%	18.5%	28.6%	26.9%		28.6%			20.3%
Operating profit	(776)	1,216	705	1,145	2,281	469	269		738	4,164	(4,885)	(721)
Operating profit %	-2.5%	8.8%	7.4%	2.1%	5.6%	2.1%	7.3%		2.9%			-0.6%

2002
Sales	33,154	13,351	6,669	53,174	44,037	22,779	3,228	(321)	25,686	122,897		122,897
Gross profit	4,874	3,234	1,390	9,498	10,187	6,506	749		7,255	26,940		26,940
Gross profit %	14.7%	24.2%	20.8%	17.9%	23.1%	28.6%	23.2%		28.2%			21.9%
Operating profit	(1,366)	1,094	672	400	4,321	608	94		702	5,423	(4,509)	914
Operating profit %	-4.1%	8.2%	10.1%	0.8%	9.8%	2.7%	2.9%		2.7%			0.7%